EXHIBIT 99.1

Bellatrix Reminds Securityholders of Upcoming Early Consent Date and Voting Deadline in Connection With Its Recapitalization Transaction and Certain Annual Shareholder Meeting Matters

CALGARY, Alberta, May 07, 2019 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX: BXE) reminds holders (the “Senior Unsecured Noteholders”) of the Company’s 8.5% senior unsecured notes due 2020 (the “Senior Unsecured Notes”) and holders (the “Convertible Debentureholders”) of the Company’s 6.75% convertible debentures due 2021 (the “Convertible Debentures”) of the previously announced early consent date (the “Early Consent Date”) of May 15, 2019, in connection with the Company’s proposed recapitalization transaction (the “Recapitalization Transaction”) to be implemented pursuant to a corporate plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “CBCA”).  As previously announced by the Company, Bellatrix entered into support agreements with Senior Unsecured Noteholders holding approximately 90% of the Company’s Senior Unsecured Notes and a Convertible Debentureholder holding approximately 50% of the Convertible Debentures, pursuant to which such holders have agreed to vote in favour of the Plan of Arrangement.

Bellatrix also reminds holders of the Company’s common shares (the “Existing Shareholders”), Senior Unsecured Noteholders and Convertible Debentureholders of the voting deadline of May 21, 2019 (the “Voting Deadline”) in connection with the Recapitalization Transaction, as well as for Existing Shareholders in connection with certain annual shareholder matters to be considered at the Shareholders’ Meeting (as defined below and discussed further below).

Early Consent Matters

As previously announced by the Company in its April 16, 2019 news release (the “Meetings Announcement”) and as further described in the Company’s management information circular dated April 18, 2019 (the “Information Circular”), in order for (i) Senior Unsecured Noteholders to be entitled to receive a pro rata share of US$50 million of new second lien notes due September 2023 on the terms described in the Information Circular (the “New Second Lien Notes”) as partial consideration for the exchange of their Senior Unsecured Notes, and (ii) Convertible Debentureholders to be entitled to receive a pro rata share of new early consent common shares of Bellatrix representing approximately 5% of the common shares of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction (the “Early Consent Common Shares” together with the New Second Lien Notes, “Early Consent Consideration”) as additional consideration for the exchange of their Convertible Debentures, such holders must vote in favour of the Plan of Arrangement and elect to receive Early Consent Consideration by 5:00 p.m. (EDT) on the Early Consent Date of May 15, 2019, as such date may be extended by Bellatrix.

Any Senior Unsecured Noteholders and Convertible Debentureholders that do not vote in favour of the Plan of Arrangement and elect to receive Early Consent Consideration by 5:00 p.m. (EDT) on the Early Consent Date shall not be entitled to receive New Second Lien Notes or Early Consent Common Shares, respectively, pursuant to the Plan of Arrangement.

The Meetings and Voting Deadline

As previously announced by the Company in the Meetings Announcement, the meeting of the Senior Unsecured Noteholders (the “Senior Unsecured Noteholders’ Meeting”), the meeting of the Convertible Debentureholders (the “Convertible Debentureholders’ Meeting”) and the meeting of the Existing Shareholders (the “Shareholders’ Meeting”), in each case to consider and vote on the Plan of Arrangement, are scheduled to be held on May 23, 2019 at 610 10th Ave SW, Calgary, Alberta, T2R 1M3 in the Gerwing Room at the Residence Inn by Marriott.  The Senior Unsecured Noteholders’ Meeting is scheduled to begin at 9:30 a.m. (MDT), the Convertible Debentureholders’ Meeting is scheduled to begin at 10:00 a.m. (MDT), and the Shareholders’ Meeting is scheduled to begin at 10:30 a.m. (MDT).

As further described in the Meetings Announcement and the Information Circular, Existing Shareholders will also be asked to consider and vote in respect of a number of additional matters at the Shareholders’ Meeting.

The Voting Deadline for Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders to submit their proxies or voting instructions in order to vote on the Plan of Arrangement and other items to be considered at the applicable meeting is 5:00 p.m. (EDT) on May 21, 2019.

The Company’s board of directors unanimously recommends that the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders support and vote in favour of the Recapitalization Transaction.

Additional Voting and Election Information

Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders should refer to the Information Circular which has been mailed to Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders, and is also available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Bellatrix’s website (www.bxe.com), for additional information and instructions with respect to the process for submitting voting and election instructions and eligibility for New Second Lien Notes and/or Early Consent Common Shares, as applicable.

Individual brokers, custodians, investment dealers, banks, nominees or other intermediaries (each an “Intermediary”) may have earlier internal deadlines that require voting and election instructions to be submitted in advance of the Early Consent Date and/or Voting Deadline, as applicable, and may have internal requirements for the submission of voting instructions.  Securityholders are encouraged to contact their Intermediaries directly to confirm any such internal deadline and/or voting instruction requirements.

Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders with questions about the Recapitalization Transaction, eligibility to receive New Second Lien Notes or Early Consent Common Shares, or voting at the applicable meeting may also contact Kingsdale Advisors, the Company’s proxy and information agent, at 1-866-229-8874 or 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Court Approval and Implementation

If the Plan of Arrangement is approved by the requisite majorities at the Senior Unsecured Noteholders’ Meeting and the Convertible Debentureholders’ Meeting, the Company and its subsidiary, 11260049 Canada Limited (the “Bellatrix Subsidiary”), will attend a hearing before the Ontario Superior Court of Justice (Commercial List), currently scheduled for May 28, 2019, to seek a court order approving the Plan of Arrangement.

As part of court approval of the Recapitalization Transaction, the Company and the Bellatrix Subsidiary will seek a permanent waiver of (i) defaults resulting from the commencement of their CBCA proceedings (the “CBCA Proceedings”) or the steps or transactions related to the CBCA Proceedings or Recapitalization Transaction, and (ii) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction.

Subject to the receipt of all requisite approvals and the satisfaction or waiver of the other conditions to completion of the Recapitalization Transaction, the Company is working towards completing the Recapitalization Transaction by the end of May 2019.  Upon implementation, the Plan of Arrangement would bind all Senior Unsecured Noteholders, Convertible Debentureholders, and Existing Shareholders.

The securities to be issued pursuant to the Recapitalization Transaction have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the 1933 Act.  The securities to be issued pursuant to the Recapitalization Transaction will be issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act (and similar exemptions under applicable state securities laws).

About Bellatrix

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “continue”, “plan”, “propose”, “would”, “will”, “believe”, “expect”, “position”, “anticipate”, “improve”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning: key terms of the Recapitalization Transaction; the expected process for and timing of implementing the Recapitalization Transaction; the holding and timing of, and matters to be considered at the Senior Unsecured Noteholders’ Meeting, the Convertible Debentureholders’ Meeting and the Shareholders’ Meeting as well as with respect to voting at such meetings; the deadlines for submitting proxies, voting instructions and elections; the scheduling of the Senior Unsecured Noteholders’ Meeting, the Convertible Debentureholders’ Meeting and the Shareholders’ Meeting; and the expectation that the Company and the Bellatrix Subsidiary will attend a hearing before, and seek certain relief from, the Court and the expected timing for such hearing.

Forward-looking statements necessarily involve risks, including, without limitation, risks associated with the ability of the Company to implement the Recapitalization Transaction on the terms and on the timeline described in this press release and the press releases issued on March 29, 2019 and April 16, 2019; the ability of the Company to receive all necessary regulatory, court, third party and stakeholder approvals in order to complete the Recapitalization Transaction; the matters to be considered and voted on at the Senior Unsecured Noteholders’ Meeting, the Convertible Debentureholders’ Meeting and the Shareholders’ Meeting; the ability of the Company to achieve its financial goals including with respect to the nature of any agreement with its debtholders; the ability of the Company to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees; the ability of the Company to continue as a going concern; the ability of the Company to continue to realize its assets and discharge its liabilities and commitments; the ability of the Company to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements; the general regulatory environment in which the Company operates; the tax treatment of the Company and the materiality of any legal and regulatory proceedings; the general economic, financial, market and political conditions impacting the industry and markets in which the Company operates; the ability of the Company to generate sufficient cash flow from operations; the impact of competition; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Company’s efforts to restructure its debt obligations); and the ability of the Company to retain members of the senior management team, including but not limited to, the officers of the Company.

Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide stakeholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the general stability of the economic and political environment in which Bellatrix operates; the timely receipt of any required regulatory approvals; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which Bellatrix operates; and the ability of Bellatrix to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information form for the year ended December 31, 2018, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.